Filed by Alight, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

The following is a transcript of the Analyst Day presentation given by Alight Solutions (“Alight”) on April 13, 2021, which includes certain pre-recorded video clips, and which was made available for replay on Alight’s website on April 15, 2021:

Alight Analyst Day

April 13, 2021

JOHN ROULEAU: Good morning, and thank you for joining us for Alight’s virtual sell-side analyst day. I’m John Rouleau, Vice President of Investor Relations. We’re excited to spend some time with you and tell you more about our story. Presenting for management today will be Stephan Scholl, Chief Executive Officer and Katie Rooney, Chief Financial Officer. Their prepared remarks will last about an hour and we will then open up the meeting for a question and answer session. We’ll be taking questions through the chat function on your screen. Before we get started, let me remind everybody that today’s presentation may include forward-looking statements as described in the safe harbor statement displayed on the screen and included in today’s materials and that actual results could differ materially from these statements. A copy of the slide deck that we are using for today’s presentation has been filed with the SEC and can also be found in the newsroom section of Alight’s website. As most of you know, in January of this year, Alight and Foley Trasimene Acquisition Corp., a Special Purpose Acquisition Company announced a business combination which will result in formation of Alight Incorporated, a public company that will be listed on the New York Stock Exchange. We currently anticipate that the transaction will close in the latter half of the second quarter. Upon the closing of the transaction, Bill Foley, the founder and chairman of Foley Trasimene will become the chairman of the company’s board. Before we begin the presentation, we’d like to share a short video conversation with Stephan Scholl, Katie Rooney and Bill Foley.

JIM CRAMER: Alight got a Federal Thrift savings plan contract, that was a huge win.

STEPHAN SCHOLL: We have to help employees make the right healthcare decisions.

BILL FOLEY: A highly scalable company, real revenue, real EBITDA, I really like the company a lot.

KATIE ROONEY: Hello, I’m Katie Rooney, the CFO at Alight. I’m joined by our CEO Stephan Scholl and the founder and chairman of Trasimene Acquisition Corp., Bill Foley. One of the reasons Stephan and I are so excited about this transaction is Bill. The experience Bill brings to bear is incredible, not just as an investor, but as an advisor and an operator. Over his career, Bill has led a number of multibillion-dollar public market platforms with hundreds of acquisitions and transactions. We wanted to sit down together virtually and talk more about why we’re partnering. So, let me start with you Bill. We’ve been working with you for several months now. Let’s start off with why you chose to work with Alight.

BILL FOLEY: When we first started looking at Alight, we’re struck by the company’s ubiquity, which is one of the criteria we look for when targeting acquisitions. The company serves a mission critical purpose and does it better than anyone else in its space.

KATIE ROONEY: And so, Stephan, similar to my question to Bill, what attracted you to the company and what have you learned about our future potential since joining?

STEPHAN SCHOLL: I spent 25 years in leadership roles at Oracle, PeopleSoft and Infor and having that technology background, I could immediately see the potential here at Alight. I consider Alight a 25-year-old startup. The underlying business fundamentals are strong within an enviable blue chip client base, strong, long-term client relationships and solid recurring revenues with an incredible opportunity for future growth and expansion ahead of us.

KATIE ROONEY: That’s great Stephan and I’m really hearing from both of you that Alight is different. As you think about that more Stephan, what really makes Alight unique?

STEPHAN SCHOLL: Alight is different. We are the only one-stop platform that integrates benefits across the full spectrum of health, wealth, and well-being and using cloud-based technology and AI to put employees at the center of it.

KATIE ROONEY: Bill, as we turn back to you, how do you think about this transaction and how it accelerates Alight’s trajectory and what are you expecting from Alight in the upcoming two to three years?

BILL FOLEY: Well, Katie, we see significant opportunity ahead for Alight and this transaction will accelerate and provide investment in the path they’ve already sort forth to become a BPaaS enterprise where we can leverage its existing industry leading position to substantially grow revenue and EBITDA.

KATIE ROONEY: And Bill, as you think about our position, what do you think are the future prospects for Alight?

BILL FOLEY: I’m particularly excited about the launch of Alight’s products later this year that will enable standardized solutions and improved analytics through our engagement platform.

STEPHAN SCHOLL: I am so excited about the future given the progress we’ve made over the past several years and the trajectory in front of us. We have an incredible install base of customers who have come along on this journey with us. We’re able to deliver at scale to our current customers while they continue to grow our overall client base and bring more of Alight to more customers and to more employees.

KATIE ROONEY: Bill and Stephan, thank you so much for sharing your perspectives. I look forward to continuing to work together.

STEPHAN SCHOLL: Thank you, John. And good morning, everyone, and thanks for being with us. I’m very excited to share Alight’s story with you. Over the past 12 months, we’ve been thrilled to see the support for our transformation journey, from great investors like Bill to our employees who are entrusting their careers here and our clients, many of the Fortune 100 and 500 like Marriott, Target and Starbucks that have partnered with us to take care of their most important asset, their people. I’m looking forward to sharing more, so let’s dive right in. Twelve months ago, we kicked off a transformation journey with three clear objectives. The first was to be a technology-led organization and we’ve made tremendous progress. In the fall, we released the 2.0 version of our platform and we just announced the next generation Alight Worklife that I’ll talk more about later. Moving forward, we expect to issue new releases on a regular basis. The second was to double down on our investment and technology to bring differentiated value to employers and their people. We are shifting away from selling primarily transactional solutions like benefits and payroll administration, to building value on top of our mission-critical solutions. We are leveraging the data we get from our administration capabilities and using AI to provide better outcomes for employees and for employers. This is what we call our business process as a service or BPaaS solutions. Enabling both of these is the third objective, to shift from a siloed business model to what we call One Alight in order to deliver a more powerful experience to our clients and accelerate our growth strategy. As part of this, we put in place a world-class management team and have completely reorganized the business to invest in R&D, value engineering and sales, and this transformation is working. Our overall bookings, TCV grew 15% from Q1 2020 to Q1 2021 and BPaaS TCV grew over 200% year-over-year in that same timeframe. So in the next 30 minutes, I’d like to share more about our progress, our strategy, our future and importantly, share the perspectives of our clients. We’d like to say we are at 25-year-old startup and with Bill Foley’s partnership, our strong growth trajectory and our M&A strategy, we expect to see even faster and more impactful results. The driving force behind this transformation are the challenges facing employers and employees today which have been further accelerated by the pandemic. We believe the next decade is all about the employee and that businesses and C-suite have a responsibility to give employees more confidence in what are probably the two most critical areas of their lives, their health and financial well-being. Even before the pandemic hit, life had become a lot more difficult for employees. The general state of employee health including mental health fueled by increased stress and depression continues to deteriorate while healthcare costs are rising and shifting to employees. Deductibles have risen eight times faster than wages. Financially, debt is a big problem and growing quickly. Millennials and new graduates continue to bear a heavy burden of college debt coupled with reduced career opportunities and a challenging job market. And across the board, 61% of workers say they will never be able to retire at the age that they want. Employees are facing a real crisis, and frankly, so are employers. They are spending more on benefits programs and getting less, and yet still failing to engage their people. Companies today are struggling to get this right and it is so important that they do as it impacts their ability to successfully execute on their strategic priorities. For example, we work with a large aerospace company that has more than two dozen programs they offer their employees to help them manage their well-being. But generally, well-being programs are underused at best and at worst, are simply adding to the confusion for employees between the dozens of websites, mobile apps, 1-800 numbers that they have to navigate. Further, the regulatory environment continues to get more complex for employers. So even maintaining compliance requires a full-time staff. Adding to the complexity, the traditional employer-employee relationship is changing fast.

Part-time workers and gig workers, those that are managing multiple jobs now represent one in every three workers. So how do employers reconsider the employer-employee relationship in this new context? What does that mean for benefits? For payroll? What about the broader connection their people have with the organization? And employers aren’t getting the value or driving the ROI they need on what represents 70% of the total spend for most employers. Employees are demanding a better experience that brings everything together. But the truth of the matter is, no single provider except for Alight can bring together health, wealth and payroll into one unified experience that maximizes outcomes for employees and improves ROI for employers. This is the value that Alight brings. Rather than fragmented systems and best of breed solutions that’s solve for maybe one or two issues, Alight can look across the entire employee experience and provide an enterprise-wide solution that takes benefits and HR from a cost center, to a growth driver. Alight’s mission-critical solutions solve these challenges for employers and their people. We enrich employee well-being and help global organizations achieve high performing cultures. On the employee side, our cloud-based offerings drive engagement which leads to better decisions, changed behaviors and improved outcomes. On the employer side, we help companies improve the ROI on their investment and their people, address key risks, improve the employee experience and help build strong cultures. We are building on our leading market position across our solution categories to drive our next-level solutions, and we are already the number one provider in health, the number one independent 401(k) record keeper, and number two in global payroll services. In health, we have a full scale offering to help people make decisions and understand and use more of the health benefits that their employers offer. We support and enable every interaction. Every time someone moves, needs a new doctor, stars a new job, wonders what doctors are in their network or how to get money from their health savings account, they turn to Alight to get it done. Our wealth business includes our 401(k) and pension administration businesses. We have more than 480 billion in defined contribution assets under administration today and we recently signed our largest ever benefits administration deal to provide record keeping for the Federal Thrift Savings Plan supporting the approximately 6.1 million federal employees and uniform service members in the plan. In payroll and broader HR, we do everything employers need to process payroll and run HR systems to engage and manage their workforce. Today, we work with the largest corporations in the world representing 14% of the US workforce. So let me talk a little bit about how our solutions drive outcomes and ROI. Our unique BPaaS model combines our deep pools of valuable data across key areas of HR, health, wealth and well-being, along with actionable AI and analytics. At its core, our BPaaS model is driven by four critical components. The first, data and AI. Alight has a 25-year history as an HR and benefits administrator. Through 200 million interactions annually with over 30 million employees and their family members, this important yet transactional work generates a significant amount of data. Taking this data, we apply AI and analytics to provide a hyper-personalized experience for every employee that we serve. That personalized experience is only possible when you combine deep domain expertise with cloud-based technology products and a strong services capability as a wrapper. A typical services company or a pure play software company can’t get it done. Only a BPaaS model can deliver on this strategy. This is the business model companies need and only Alight can deliver when it comes to helping employees make decisions across key areas of health, wealth and payroll. Maybe the easiest way to explain it to all of you is to give you a real-life example of how it works. Jose represents an employee of one of our clients and like so many people, he has a chronic condition, diabetes. Through Alight’s Worklife platform, we can bring together our solutions to help him better manage his condition, reduce the cost for him and his employer, and also enable him to be more productive at work.

FEMALE 1: Jose’s employer has engaged to Alight to help bend the curve on health care costs. Alight provides the single number on Jose’s Insurance card to answer all his questions by leveraging our analytics engine, Alight has generated some critical insights into Jose’s overall health and wellness. He’s worked in the plant for years and as the effects of his diabetes worsen, he worries more about losing his job than for his health. But because he logs into Alight Worklife to see his paycheck. Alight’s AI takes the opportunity to push a notification when he uses the app. Usually, Jose ignores it, but this week he decides to click through. The notification tells him a personal health professional, Carla is available to help with any questions he has. After connecting with Carla, Jose explains that he can’t afford his diabetes medication and is confused by the dose. His symptoms are getting more visible, but he can’t afford to find a doctor. Carla recommends that he see an internal medicine specialist to evaluate his treatment options and offers to find one in Jose’s area. But using the seamless Alight platform with access to thousands of doctors, Jose thinks he can find one on his own. While comparing doctors in his area in the app, Jose sees he has a balance in his HSA that he had forgotten. Carla also messages him with information about no cost telemedicine options. Behind the scenes, Carla engages a registered nurse from Alight to monitor Jose’s adherence and other health needs, Jose meets with his new doctor, but he remains confused about next steps. Jose’s registered nurse follows up with him and plans a weekly check in to help keep him on track. She also connects Jose to a benefit program from his employer that supplies medication he can’t afford at no cost to him. When he logs into Alight Worklife the next week, he sees a reminder from the nurse to get a physical and how to set one up in the app. Jose is floored that all this help is included, and with his employer helping to meet his individualized healthcare needs, he’s working better and safer than he has in years. Jose’s boss also notices Jose is on time, more engaged and performing much better.

STEPHAN SCHOLL: So, we showed you a video of what our BPaaS offering may look like for an employee. Now let us show you the power BPaaS can bring to three major Fortune 500 companies. Like many others, these three organizations were struggling to address rising health care costs while improving employee well-being. Our BPaaS total health solution helped engage their employees 365 days a year starting at annual enrollment and helped them access the high quality, cost-effective care that they needed, and the results speak for themselves. At a major technology company, we’re projecting $7 dollars in first year healthcare cost savings. At a food products’ distributor, our health care navigation tools have 33% utilization, well-above industry average. And at an industrial supplier, we are projecting 150% ROI on their spend on our solutions. So, why is Alight best positioned to drive this transformation for our clients and their employees? There is nobody like us in the market today, and what sets us apart comes down to four things. First, is our ability to provide mission critical services across health, wealth and payroll at an unrivaled scale. Second, is how valuable data and our BPaaS model work together to offer a truly unique and proprietary environment that delivers superior outcomes. Third, is our large installed base of tenured, blue chip clients and strong industry diversification that will lead to significant long term growth opportunities. And finally, it is our strong recurring revenue and cash flow that comes from this existing install base of clients, and the margin upside that exists from our technology led BPaaS transformation. And when you bring all this together and look at our size and scale, nobody else compares. We are the gold standard in the industry. Alight serves 30 million employees and their family members across more than 4,300 clients, and we represent nearly 14% of the US workforce. We work with 70% of the Fortune 200 companies and over half of the Fortune 500 companies.

Our average annual revenue retention rate is 96%. We generated 2.7 billion in revenue and 564 million in adjusted EBITDA. And finally, we have a strong revenue retention and tremendous visibility into our revenue with nearly 81% recurring annually. So, to give you a quick view, we operate in two main segments; employer solutions and professional services, which Katie will cover in more detail a little bit later. What I want to focus on are two key things. First, our one Alight strategy brings together our full solution line to drive value for our clients and represents a strong upsell opportunity for us. All our offerings with an employer solutions are market leading. In all three key offerings of health, wealth and payroll, we are a scaled provider and work with some of the largest employers in the world. Second, the BPaaS solutions that we talked about earlier aren’t a separate reporting segment as they sit across both employer solutions and professional services. Today, BPaaS solutions represents 13% of our total revenue and we expect it will represent more than 50% in the future. These solutions are driving growth for Alight. In this past quarter Q1 2021, we had 200% growth in bookings TCV from Q1 2020. So let me go a level deeper to give you an idea of the solutions that are captured in BPaaS revenue. Currently, we have five BPaaS offerings including financial wellness, navigation and our bundles across health, wealth and payroll, and we are continuing to add new solutions. For example, we are currently building out our next generation health BPaaS bundle in partnership with the Fortune 100 technology company. This solution will help us deliver next level of cost savings to employers on their health spend and will provide employees with better health experiences. This particular client was one of our first customers on our health BPaaS bundle and they’ve seen firsthand the impact our solutions can have. This kind of relationship with our clients isn’t unusual. We have built long term, trusted relationships with an average-client tenure of 15 years, and these are major brands AstraZeneca, PepsiCo, Lowe’s and Citi. Companies that span nearly every industry sector. And as much as I love to talk about our inviable client roster, I’d rather you hear directly from them yourselves.

PETER HOLOWESKO: Alight has been a partner of Raytheon for almost 20 years now. And over that time, it’s been amazing to witness the absolute commitment that Alight has to my organization.

KENDALL SHERRER: We had a tremendous 21-year of partnership with Alight which is by far, the longest relationship we’ve had with any of our HR partners across the organization.

KAREN NELSON: For Marriott, the relationship that we’ve had with Alight just brought a tremendous amount of experience like many organizations were complex, and with our strength of focus on operations and values, we really wanted a partner that could match that and we found that with Alight.

STEPHAN SCHOLL: As our clients and their needs have grown over the years, they need a large stable partner like Alight to ensure continued reliable delivery of innovative products and service. Our scale is one of the reasons why our clients choose Alight. Our reached transaction volume and number of customer interactions provides unparalleled visibility across data sets which serves as the foundation of our BPaaS model and allows us to drive unique insights and improved outcomes. This next video provides a great example of how we create value for employers through our BPaaS solutions.

FEMALE 1: At Alight, our mission is to empower employers to better care for their people while saving money. Our Alight Worklife capabilities sit at the intersection of employee and employer needs. For HR professionals, we leverage the data from over 30 million users to deliver actionable and personalized insights. As the CHRO of a large organization, Michelle knows data driven insights into the organization’s performance will lead to better inform decision making at her upcoming board meeting.

Alight’s employer portal shows Michelle at a glance the opportunities for improvement across her HR ecosystem, and provides her with the benchmarks effective HR leaders need to compare their organizations with other companies and industry pairs. Michelle logs under the Alight platform knowing it will give her the strategic overview and detailed analysis she needs to back up her recommendations to the Board. The platform starts with a high-level status of programs and people; these are personalized views from the data across her HR programs seeing signals that her risk is rising, she explores more. Michelle identifies her risk areas and opportunities for mitigation. Her payroll overpayments are higher than other companies. She also sees a number of employees are financially stressed, impacting productivity. She knows overpayments are rarely recovered resulting in real financial loss, but with insights from Alight, she identifies the correct actions to take, and specific managers and departments that need help. The ability for Michelle to lead with data makes it easier to have a strategic HR conversation with the Board to drive change. The business plan she presents includes improvements to payroll processing, and enhanced financial advisory capabilities supported by Alight’s AI-powered insights. Alight fosters those results and brings to life the impact that Michelle has on the people, and financial outcomes of her company.

STEPHAN SCHOLL: I talked earlier about Alight’s technology-led transform. We’ve been on this journey for the past year, and we’ve been able to move at a rapid pace because we started with a strong foundation. We already had a marketing-leading benefits platform with significant data pools, and through seven acquisitions we’ve acquired new revenue-generating technology solutions that added to our BPaaS capabilities. With these great ingredients to build on, when I joined in 2020, we quickly moved to Phase 1 of our transformation. Despite the economic slowdown, we aggressively invested in our business. We accomplished in seven months what would have been a two-year agenda. We accelerated our technology investment, we drove new mobile functionality, and launched UPoint 2.0, our employee engagement platform that was adopted by over 50 clients. This was the first step in building out a consumer-grade employee experience, and it’s at the core of our transformation. We moved to a new operating model and go-to-market structure, repositioning the company towards our vision, and put in place a new management team. We developed five new BPaaS offerings that didn’t exist in 2019, and they are already driving growth. For example, we sold more business in the second half of 2020 than we did in 2019, and BPaaS was a big part of that. Overall, in total bookings, we were up 37% year-over-year in the second half of 2020. We’ve achieved this early momentum because we started selling differently using value-based selling, and promising an ROI for our clients by driving down healthcare costs. So, Phase 1 was well under way, and we have already started on Phase 2. We are building out our new scalable software and AI-focus products. We built upon the success of UPoint 2.0 and announced the Alight Worklife platform last week, which brings our technology vision into life, and we just launched our new health, wealth, and payroll Clouds. In fact, the anchor tenant for the next generation wealth Cloud will be the Federal Thrift Savings Program. Our health Cloud includes new products like the benefits marketplace as we create a place where employees can come to make decisions about their total wellbeing. And a great example of one of our newer payroll Clouds solutions is about new payroll models. Payroll solutions today have employers at the center. Our next-generation payroll solution supports the new realities of this gig worker, and the employee-centric environment that I talked about earlier. We are building a solution that allows daily pay, and a variety of other pay models to support and engage this changing workforce. With our broader engagement platform already under way, these more SaaS-enabled, modular, Cloud-based platforms will result in a lower cost to serve, and faster time to revenue. Our Worklife platform embodies how we think about technology for employees and employers. We believe that our technology should create an employee experience that drives engagement, and leads to better outcomes, and we achieve this by anchoring to three key tenets.

Number one, creating an intuitive employee experience, which is all about creating an easy-to-use consumer-grade, and personalized experience. Number two, driving powerful employer results by providing employers with a completely frictionless experience, powered by data engines and modules. And number three, flexible configuration, that is easily deployable, streamlined, and highly configurable. Bringing our technology vision to life is our new Alight Worklife platform. It creates a frictionless, and integrated experience, where employees engage, and access their personalized recommendations, make decisions that are core to their well-being, and even use their benefits or get additional guidance 365 days a year. This experience layers sits at the top of the stack, and is powered by three key additional architectural layers. So, let’s start with the analytics, and AI layer. This technology drives personalization, and that’s what consumers expect in today’s world. Think about your Smart TV at home; when we turn on our televisions now, we have personalized recommendations often aligned by specific family members. So, my daughter gets recommendations for shows, and movies that she’ll enjoy and are very different from what is recommended for my wife, me, and my son. At Alight, you saw what Jose, he will receive very personalized benefit recommendations based on his needs, and his unique situation, and that is enabled by this architecture. So, let’s stick with that analogy for a minute while we talk about the integration layer. This technology allows for a frictionless combination of Alight-provided content, and multiple external capabilities that can be plugged in. Think about how your Smart TV serves up the content you ask for; through the remote, and for some even by voice command, and it will pull that program forward for you to watch from whatever source application it sits in. It could be Netflix, Hulu, Prime Video, any content provider that you have access to. That’s what the integration layer enables. Using the Alight Worklife platform, an employee has access to whichever content is enabled in this layer. So, as we discussed earlier, your TV gets Smarter about your preferences, the more you watch it, and it knows when your situation or preferences start to change, that’s what our platform drives, but for health, wealth, and wellbeing. But how does that happen? That’s the magic of the transaction engine and data lakes. Just like the Smart TV knows what you watched, or what you subscribed to, or what you paid to see, or binge watched last weekend, our AI knows what Jose needs because we do the administration across health, wealth, wellbeing, and payroll. Our AI layer has access to that information and data, we can turn the entire experience into a Smart one, personalized for each and every individual, and this data helps business leaders understand what benefits are getting used, and how people are engaging with them. And that’s how we help people and organizations make Smarter choices around these mission-critical areas. Each layer informs, and interacts with each other, and enriches our data, and these layers are not independent of each other, but can work independently based on the client problems we need to solve. We can also work with client’s pre-existing transaction engines, user interface, or other third-party capabilities. Remember when I talked about how important our scale is, with more than two hundred million transactions per year, we are powering a virtuous cycle of data, AI, engagements, and transactions that are truly differentiated. So, rather than describe it to you, let me show you what our technology looks like in action.

MALE 1: At Alight, our mission-critical solutions enrich employee well-being helping global organizations achieve a high-performance culture bringing together software, and service capabilities, and an automated service delivery model with data, and AI, our business process as a service, BPaaS delivers superior ROI, and outcomes for our customers. The power behind our unique capabilities starts with our transaction engines, which power over two hundred million customer transactions per year. Leveraging the data from these transactions, Alight’s actionable AI goes beyond providing insights, and allows customers and employees to take the right action at the right time. Each transaction in the platform feeds the machine learning algorithm, which identifies personalized insights, and the optimal mediums to engage employees like Jose.

Using the insights generated by actionable AI, employers can trigger personalized wellness campaigns using targeted messages, which make decisions simple for employees like Jose. Alight Worklife’s engagement layer delivers an intuitive experience for all HR needs in one place. This creates deep personalization and seamless contextualized messaging, leading to a transaction and restarting the cycle. Our unique ability to drive engagement leads to outcomes and enhanced value. Like the virtuous data cycle, Alight Worklife starts with the underlying transaction engines. Above this, the integration layer allows extensibility of the platform to expand functionality via real-time APIs. Next, comes the layer of AI and analytics, which provides personalized and predictive suggestions to employers and employees alike. Finally, all of this supports seamless, frictionless interactions with the user interface, the single point of contact to Alight suite of services. Together, these components are the Alight Worklife Platform. The common layers for integration, AI and engagement are leveraged for all transaction types. This allows us to rapidly evolve those three layers without disrupting transaction processing. It also future proofs our solution with the ability to add engines as needed or acquired while still providing for a common experience. Alight Worklife, one integrated platform that leads to millions of better outcomes for employees like Jose and for the organizations that support them.

STEPHAN SCHOLL: So, hopefully you can see why we’re so excited about the new release of Alight Worklife, and we’re not done yet. In fact, this year, we’ll launch more products than we have in the past four years combined, and this is just a portion of our technology roadmap. We’re really looking forward to bringing these benefits to our clients and their people. And one thing I like to highlight is that starting in 22, we anticipate two major platform releases each and every year. It is our passion for technology and solutions that sets Alight apart from competitors.

PETER HOLOWESKO: What does Alight do better than anyone else? I think it’s the combination of the focus that the Alight team has on their clients’ needs — Raytheons’ needs, but also their focus internally on making sure that their technology, their organization, their talent and their capabilities and products are modern, efficient and help meet their clients’ needs not only for today, but heading into the future as well.

GEORGE MURPHY: The executive commitment from the Alight team was amazing. A number of occasions, they reached out to both myself and my team to make sure that we were getting the service and they were meeting the expectations we had of them. Again, great indicator of their commitment to the business and to us as future partners.

KENDALL SHERRER: I really view them as a true trusted partner to Cardinal Health. We always know we can depend on Alight. They have always been there. They always go the extra mile. I just feel like they’re truly an extension on my benefits function. I feel like they’re my employees and we get in the trenches together and we resolve whatever issue there may be.

STEPHAN SCHOLL: As our clients say, our strategy is focused and they benefit from a cost-effective consolidated platform that creates a better experience and improves outcomes for them and for their employees. With our continued transformation, we have also realigned our go to market strategy. Under the leadership of our President and Chief Commercial Officer, Cathinka Wahlstrom, we have made a number of critical sales and organizational changes. Most importantly, we focus on these six things. First, we expanded our sales and support teams by over 30% including to support the mid-market where we see a large addressable market potential. Second, we launched a strategic accounts team that is dedicated to serving our top 250 clients. We also created a new logo sales team that is solely focused on going after new customers. Next, we’re focusing on the $1.3 billion across sale opportunity by bringing together multiple BPaaS product skews together on one platform. We are completely transforming our culture around performance and growth. Finally, we’re investing in a value engineering team that works with our clients to define and measure outcomes.

This team is the tip of the spear on our BPaaS deals. Let me walk you through one of these deals to show you the value that we can bring to clients. This global medical technology client was a traditional benefits administration client with roughly three million in ARR with us. Like so many companies, they were going through a transition after two significant acquisitions. One of their biggest challenges was around rising health care costs, but their employees weren’t using the programs they offered and the client wasn’t seeing the movement that they needed because we already provide benefits administration services; our value engineering team was able to tap into the data to find inefficiencies, low engagement, underutilization and most importantly, determine the potential impact, our health BPaaS bundle would have on their costs, and now they’re seeing great outcomes including 6.2 million annual guaranteed savings, improved access and utilization on healthcare over 83% employee satisfaction and employees change their behavior; they used preventative care, reducing long term costs and improving their outcomes. For Alight, this means almost 60% growth in ARR from this one client through the health BPaaS bundle. Now, let me show you how our BPaaS solutions comes together for an employee.

FEMALE 1: Ellen is a hard working mom who tries to balance her family’s budget, but she also struggles with understanding her benefits options. It’s easier for her to stick with default options because she gets overwhelmed with all the choices. Like many people, Ellen has little time to focus on these things, leaving her confused and frustrated while costing her and her employer real dollars. Alight detects a change in Ellen’s pay and prompts her with an alert that she may be able to make better use of her paycheck. Ellen clicks the link and is met with a series of personalized questions to help her decide where to allocate savings from her paycheck. Alight is uniquely positioned to give advice; leveraging intelligence across Alight’s 30 million users to find the right suggestions for Ellen. Ellen receives a personalized recommendation that helps her save more in her HSA; start an emergency fund and adjust her 401(k) savings to better help her meet her financial objectives. She can quickly navigate the choices presented and confirm with one click to implement the recommendations. Going forward, she has peace of mind knowing she has an HSA to help afford unplanned medical expenses that may arise for her family. Alight’s AI will continue to learn more about Ellen and Alight will provide her with information about additional programs, clinical needs, providers, and savings opportunities as her data profile evolves. Now that she’s better equipped to manage her options today as well as unexpected expenses, she is ready to plan for tomorrow. Ellen’s frictionless experience with the platform leads her confident she has gotten the right guidance to make sound choices that improve her overall financial wellbeing.

STEPHAN SCHOLL: You’ve seen our solutions in action now, but how is Alight different? We know we play in a competitive market, but we believe we are in a category of one. Alight is the only company that can provide a true end-to-end integrated employee engagement platform covering the entire spectrum. From healthcare and retirement benefits to payroll and human capital management, we play throughout the value chain with an offer that no other company can match. The depth and the breadth of our capabilities is one of the biggest reasons why we have the customers we do and how we successfully retain them year after year. Our world class manager team also sets us apart. Our executive team is made up of experienced veterans from tech, consumer, healthcare, benefits and financial services in addition to long tenured Alight leaders. So hopefully, you now understand what we do and how we do it, and most importantly, why Alight is different. Before we dig into the financials with Katie, I would love for you to hear from a few of our clients on why they choose Alight.

ROBERT MASSY: We have to be very agile. We have to continue to stay ahead of trends in the markets. And one of the things about the future and our long-term relationship with Alight that we’re looking forward to is, their monitoring on the markets. Their willingness to invest in the future. They’re constantly bringing new products and services to market.

KENDELL SHERRER: Alight is always forward thinking and ahead of the curve and really looking to constantly improve the technology and the employee experience as employees interact and manage the benefits. We’re very fortunate, Cardinal Health to be part of a pilot program that Alight introduced to what they call Reimagine Enrollment. It was really the process, the applications, the system, that the employee interacted with to make their benefit elections. It was very successful. Alight is now rolling that out to all of their clients.

KAREN NELSON: Having just launched a global modern platform for our associates, we’re excited to see the opportunities that we have with Alight, between the extensions of UPoint Portal that they provided to us in front of our Oracle solution, to the introduction of artificial intelligence and automation solutions to drive some operational excellence. We just know that we’re going to be able to create great value to associates and that associate experience.

KATIE ROONEY: Thanks Stephan. Alight has a highly attractive financial profile marked by stable recurring revenue, steady free cash flow and great opportunities for margin expansion. As you heard from Stephan, we have a blue chip client base with long term embedded contracts that drive annual client revenue retention rates greater than 96%, and provide relative stability even during economic downturns. Our revenue is not only diverse, but provides high visibility as well. With over 80% of 2021 revenue, and closed to 60% of 2022 revenue already under contract. Our new bundled solutions are driving a one-and-a-half times uplift in revenue per contract. We expect these BPaaS bookings to continue to grow as a percentage of our overall bookings, which is why we’re confident in our ability to accelerate growth. The transformation we are driving will also result in continued margin expansion. As we release our next generation platforms, we will realize upside and gross margins and we expect overall EBITDA margin growth as well. And lastly, we will have many opportunities from our partnership with Bill Foley and soon, with our new status as a public company. With our strong free cash flow generation and leverage of three times post deal, we’ll have the flexibility to pursue strategic token acquisitions that can expand our capabilities and geographic presence and really fast track what we can do. Our employer solutions segment which are the yellow and black bars shown is our largest segment comprising 84% of our business with no single client representing more than 3% of revenue. And importantly, it’s highly subscription based, driving long-term revenue stability. Professional services includes one-time deployments of HR and financial ERP systems, along with one-time and recurring cloud application services. We have good visibility into the backlog in our professional services business, as this has a faster sales-to-revenue conversion cycle. BPaaS engagement solutions crosses both segments and drives differentiated outcomes for our clients at a faster growth rate. BPaaS will continue to represent a larger proportion of our overall portfolio in the coming years and we’re already seeing that momentum build. As I mentioned earlier, not only will this drive topline growth, but it will drive margin expansion and free cash flow. Importantly, our 2020 actual results came in better than the estimates we published in our original investor deck. We beat revenue by $18 million and adjusted EBITDA by $14 million. We are excited about our multiple avenues for growth over the next several years. At our core is One Alight, which is the opportunity for us to continue to capture and expand our share of wallet using our bundled BPaaS offering. There’s a $1.3 billion opportunity here given the recurring revenue uplift from BPaaS and the opportunity to cross-sell our current solutions. We can achieve our revenue projections just by monetizing our base. Our second opportunity lies with new business. We have a $60 billion total addressable market and we’re only scratching the surface. For example, we have about 6% share of the midmarket. Just gaining one point of share here translates to $60 million, approximately 2% of current revenue.

And lastly, M&A opportunities are source of meaningful future growth. Since 2017, we’ve added $20 billion of TAM, 2,500 new clients and 2.5 million participants through M&A. We’ve significant financial flexibility post deal and M&A as a core competency as for Alight supported by our partnership with Bill Foley. And across each of these three opportunities are what we call new solutions, our ability to generate additional growth through the addition of new products, new geographies and new segments. With the recent launch of new BPaaS bundles and solutions, we expect BPaaS to make up approximately 20% of total bookings in 2021, increasing to 50% by the end of ’23. Let’s look at some examples across several clients to illustrate how this comes to life. In the first client example, we guarantee that we will save this client and their employees 150% of their overall fees annually. This is in the form of an SLA credit which we threw up each year. We’re able to guarantee this outcome because of our engagement model, and in the case of health, our ability to help participants choose better care to drive improved outcomes. In the second example, by adding in our proprietary HRX platform into a payroll deal, we enable a client to pull together data from all of their global payroll systems to better manage the overall cost of payroll and improve the user experience. These innovative solutions have resulted in a longer sales cycle as we are ahead of the market. However, these contracts result in an even stickier revenue and that’s why we believe half of our bookings will come from BPaaS solution by the end of 2023. As you can see, we are expecting strong BPaaS growth over the next several years underpinning our strong financial performance. This is supported by the recent momentum in both BPaaS and total bookings, which increased 202% and 15% respectively just in the first quarter. Q1 is our seasonally lowest bookings quarter and this should ramp as the year progresses. As our mix of BPaaS booking continues to grow and our next generation platforms are launched, the implementation time will decline, allowing us to accelerate our revenue conversion cycle. This includes accelerating our Wealth Cloud deployment as we support the Federal Thrift contract, which goes live at the end of 2022. Moving to margins, as we execute on Phase 1 of our transformation, there are four key drivers. First, investments, we’ve accelerated investments in technology, product, and go-to-market strategies. Next is M&A, for example our recent global payroll deal. We intentionally acquired this asset at a lower margin because we knew we could drive substantial synergies. It also forms the foundation for our next generation payroll solutions. Third is the impact of COVID. While our recurring business saw less of an impact from the pandemic, the slowdown on high-margin project revenue and delayed go-lives in 2020 did impact our gross margins. Finally, project Optimus and operating leverage. This is really our One Alight delivery model, driving efficiencies of more than $90 million. With what we call Project Optimus, we are standardizing processes and using new tools across our commercial and delivery functions to drive significant savings. Optimus allows us to implement faster, aligns the proper domain expertise of our teams to better serve clients, and integrates more of our tools to reduce manual errors. For example, as we continued to optimize how we serve clients, we have implemented an enhanced testing capability with a risk-based focus on historical problem areas. This results in fewer, more valuable test leading to shorter change cycle timelines. As we accelerate our product roadmap in Phase 2, we expect that our margins will improve due to four key reasons. First is the launch of our cloud platforms, which will drive reduced implementation time and ongoing cost through standardization. Next is faster sales-to-revenue conversion with the potential for product licensing upfront. Third, we plan to drive a 30% reduction in cost-to-serve through our standardized pre-configured next generation product suite with more automated and self-serve capabilities and easier tooling. And finally with these solutions, third-parties will be able to connect to the Alight platform and partner with us more easily to implement and use our products which will drive future margin expansion. So, when you couple higher topline growth and positive mix impact from BPaaS, along with cost optimization, this translates to line of sight to 6% EBITDA growth in 2021 and a three-year EBITDA CAGR of 11%.

As we continue our transition to technology led solutions tied to our next generation platforms, we see a path to 30% EBITDA margins longer term, up from 21% last year. Given our strong free cash flow profile and net leverage of three times post-deal, we expect to have ample liquidity to support both organic growth and tuck-in M&A, which is core to our strategy. Shifting now to our pro forma capital structure, let me spend a moment on the transaction with Foley Trasimene, which we currently anticipate will close in the coming months. This slide highlights the sources and uses of cash in the transaction and pro forma ownership pending deal close. Most importantly, it highlights the debt pay down an enterprise value of the new Alight. With our net debt to EBITDA ratio of three times, we will have the financial flexibility to continue to invest and expand our capabilities. You can also see the pro forma ownership with our current equity holders owning 42% pro forma for the transaction. On that topic, let me walk you through our post-deal capital structure and capital allocation priorities. The Foley Trasimene transaction allows us to reduce outstanding debt by 45%, cutting annual interest expense by more than a hundred million dollars. As a result, our earliest maturity will be in 2025. We will also continue watching the market to further extend maturity, if there is an opportunity to do so. Going forward, our capital allocation priorities are organic investments and new capabilities in our people to drive a creative growth. M&A to accelerate our product roadmap and new market entry and further increase scale, to maintain financial flexibility and finally paying down debt. As I mentioned, M&A will continue to be a capital allocation priority given our demonstrated ability to drive synergies and cross sell through our significant distribution channel. Here you’ll see the upside from plugging in a new capability. In this case, healthcare navigation to the Alight platform. Utilization goes up, engagement goes up and our clients’ ROI goes up. This is a virtuous cycle and one we are looking forward to having play out again and again going forward. Before we move to Q&A, there are four main thoughts we want to leave you with today. First, our cloud-based technology, recurring revenue model and blue chip customer based provides stability and a solid foundation. Next, our transformation, the shift to be passed. In addition of new segments, products and geographies, will unlock profitable growth. Third, our strategy is driving improved ROI for employers and better outcomes for employees and our clients recognize that value. And finally, our strong balance sheet and new public currency will enable us to accelerate our evolution. Now, we’re going to take a five-minute brief break before heading into Q&A. We look forward to seeing you in a few minutes.

Forward-looking Statements

This communication includes certain forward-looking statements that are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene Acquisition Corp.’s (“Foley Trasimene”) and Tempo Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the U.S. Securities and Exchange Commission (“SEC”) and are contained in the Form S-4 (as defined below), including the proxy statement/prospectus/consent solicitation statement filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Alight, Inc., a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation of proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements to be distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/consent solicitation statement/prospectus that forms a part thereof, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight

Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s Annual Report on Form 10-K filed with the SEC on February 26, 2021 (the “FTAC Annual Report”) for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Foley Trasimene’s stockholders as of a record date to be established for voting on the proposed business combination and to direct and certain indirect Alight equityholders as of a record date to be established for the submission of written consents to approve the business combination transactions. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in the FTAC Annual Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.